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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                January 18, 2005

                                Avecia Group plc
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                 (Translation of registrant's name into English)


                                   P.O. Box 42
                                  Hexagon House
                              Blackley, Manchester
                                     M9 8ZS
                                     England
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                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                        Form 20-F [ X ]   Form 40-F [ ]

 (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____)

  (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____)

     (Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [ ]   No [ X ]


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       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________)



Enclosure:     Announcement dated January 17, 2005: Avecia Group plc Announces an Agreement with Bondholders to Revise the Terms of its Offer to Purchase for Cash Outstanding 11% Senior Notes due July 1, 2009


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This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. The offer described below is made only pursuant to the Amended and Restated Offer to Purchase (as defined below) in those jurisdictions where the securities or other laws require the offer to be made on behalf of the Company (as defined below) by the dealer manager or one or more brokers or dealers licensed or registered under the laws of such jurisdiction. Bondholders (as defined below) should seek advice from an independent financial adviser as to whether they should tender Bonds.

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                  AVECIA GROUP PLC ANNOUNCES AN AGREEMENT WITH
                BONDHOLDERS TO REVISE THE TERMS OF ITS OFFER TO
                 PURCHASE FOR CASH OUTSTANDING 11% SENIOR NOTES
                                DUE July 1, 2009

     REG S NOTES (CUSIP G9894BAA6 AND ISIN USG9894BAA64), 144A NOTES (CUSIP
      988788AA3 AND COMMON CODE 9875069) REGISTERED NOTES (CUSIP 05354RAA9,
                   ISIN US05354RAA95, COMMON CODE 010588502)

JANUARY 17, 2005 - In connection with its previously announced cash tender offer and solicitation of related consents (the "Initial Offer") relating to its outstanding 11% Senior Notes due July 1, 2009 (the "Bonds") and pursuant to an Offer to Purchase and Consent Solicitation Statement dated January 4, 2005 (as supplemented on January 12, 2005, the "Initial Offer to Purchase"), Avecia Group plc (the "Company") announces that it has reached agreement (the "Agreement") with an unofficial committee (the "Committee") of holders representing approximately 64% of its Bonds (the "Bondholders") to amend the terms of the Initial Offer in certain respects (the "Amended Offer").

All capitalized terms not defined herein have the meanings ascribed to them in the Initial Offer to Purchase.

The revised terms of the Amended Offer will include, among other things, the following modifications: (i) the Initial Offer will be revised to remove the Modified Dutch Auction mechanic for tendering Bonds and replace it with a fixed price offer for the Bonds; (ii) the Company will make available the full amount of U.S.$459,000,000, the estimated amount of proceeds from the consummation of the sale of its NeoResins business to Koninklijke DSM N.V. (the "Transaction"), to fund the Amended Offer (such amount is made available upon the terms and subject to the conditions of the Amended Offer and subject to adjustment for U.S. dollar/Euro and Pounds Sterling/Euro exchange rate fluctuations) and, consequently, the Amended Offer will solicit tenders for up to 79% (U.S.$426,900,000) aggregate principal amount of outstanding Bonds; (iii) the Company will extend each of the Consent Payment Deadline and the Withdrawal Deadline to 5:00 p.m., New York City time, on January 24, 2005 and the Expiration Time will also be extended until 12:00 Midnight on February 2, 2005;
(iv) Bondholders that validly tender, and do not withdraw, their Bonds before the Consent Payment Deadline will receive Total Consideration of U.S.$1,072.50 per U.S.$1,000.00 principal amount of the Bonds tendered and accepted by the Company for purchase (which amount includes the Consent Payment), subject to pro ration, plus any and all accrued and unpaid interest to, but not including, the Settlement Date; (v) Bondholders that validly tender their Bonds after the Consent Payment Deadline and prior to the Expiration Time will receive U.S.$1,062.50 per U.S.$1,000.00 principal amount of Bonds, plus any and all accrued and unpaid interest to, but not including the Settlement Date; (vi) upon consummation of the Amended Offer, the Consent Payment will be paid as part of the Total Consideration for Bonds



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validly tendered and not validly withdrawn prior to the Consent Payment
Deadline, whether or not such Bonds are accepted by the Company for purchase pursuant to the Amended Offer; and (vii) the Amendments to the Indenture governing the Bonds will be modified to reflect the agreement reached with the Committee. Such Amendments will include one-time waivers of those restrictive covenants contained within the Indenture to the extent required to effect the Transaction, modifications to the covenant on reports to Bondholders and modifications relating to the change of control covenant and the covenant relating to mergers, consolidations and sale of all or substantially all assets to permit certain transactions so long as sufficient funds are irrevocably deposited and subsequently used to redeem (or make a tender offer for) the then outstanding Bonds at the current redemption price (plus accrued interest) set forth in the Indenture, and for no other amendments to the covenants contained in the Indenture.

On condition that the Company amend the Initial Offer, the Committee has agreed, subject to the terms of the Agreement, to support the Amended Offer and to tender, and not withdraw, Bonds that it holds (representing approximately 64% of the outstanding amount of Bonds) on the Consent Payment Deadline and consent to the amendments to the Indenture, as modified in the Amended Offer.

As a consequence of amending and restating the offer, each of the Consent Payment Deadline and the Withdrawal Deadline has been extended by the Company to 5:00 p.m. New York City time, on January 24, 2005, unless further extended.

The Company has also extended the Expiration Time until 12:00 Midnight, New York City time, on February 2, 2005, unless further extended or earlier terminated by the Company by press release or notice to the Tender Agent in the manner provided in the Amended and Restated Offer to Purchase. If the Amended Offer is consummated, the Settlement Date will be on a date promptly after the acceptance by the Company of tendered Bonds. The Company currently expects the Settlement Date (subject to any extension thereof) to be February 7, 2005.

On January 18, 2005, the Company will issue an Amended and Restated Offer to Purchase (dated January 18, 2005) to reflect the terms of the Amended Offer. The Amended Offer is being made solely pursuant to the Amended and Restated Offer to Purchase which, among other things, (a) more fully sets forth and governs the terms and conditions of the Amended Offer, (b) contains additional information about the terms of the Amended Offer, (c) sets forth how to tender Bonds and deliver Consents and (d) contains the conditions to the Amended Offer.

Bonds tendered and Consents delivered pursuant to the terms of the Initial Offer to Purchase will remain valid for the purposes of the Amended Offer, unless withdrawn in accordance with the terms of the Amended and Restated Offer to Purchase.

The Amended and Restated Offer to Purchase contains important information that should be read carefully before any decision is made with respect to the Amended Offer. In deciding whether to participate in the Amended Offer, each holder should carefully consider the factors set forth under "Risks to Non-Tendering Holders" and "Risks to Tendering Holders" in the Amended and Restated Offer to Purchase.

Goldman, Sachs & Co. is acting as the exclusive dealer manager for the Amended Offer. The tender agent for the Amended Offer is Bondholder Services Corporation and the Luxembourg tender agent for the Amended Offer is Kredietbank S.A. Luxembourgeoise (together, the "Tender Agents").

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Copies of the Amended and Restated Offer to Purchase can be obtained (as well as information about the terms of the Amended Offer, how to tender Bonds and the conditions to the Amended Offer) by contacting Goldman, Sachs & Co. at 85 Broad Street, New York, New York 10004, Attn: Liability Management Group on (212) 357 3019. Copies of the Amended and Restated Offer to Purchase (as well as information about the terms of the Amended Offer, how to tender Bonds and the conditions to the Amended Offer) may also be obtained from the Tender Agents, Global Bondholder Services Corporation, at 65 Broad Street - Suite 704, New
York, New York 10006, Attn: Corporate Actions on (212) 430 3774 or Kredietbank S.A. Luxembourgeoise, at 43 Boulevard Royal, L-2955 Luxembourg, Attn: Cecilia Guichart, Corporate Trust and Agencies Department, +352 47 97 39 35.

This announcement does not constitute a recommendation regarding the Amended Offer. Bondholders should seek advice from an independent financial adviser as to the suitability of the transactions described herein for the individual concerned.

UNDER NO CIRCUMSTANCES SHALL THIS NOTICE CONSTITUTE AN INVITATION OR OFFER TO SELL OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY THE BONDS.

THIS COMMUNICATION IS ONLY FOR CIRCULATION TO BONDHOLDERS AND TO OTHER PERSONS TO WHOM IT MAY LAWFULLY BE ISSUED IN ACCORDANCE WITH THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001, ANY SUCH PERSON BEING A "RELEVANT PERSON". THIS COMMUNICATION MAY NOT BE ACTED UPON BY ANYONE WHO IS NOT A RELEVANT PERSON.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 Avecia Group plc



Date: January 18, 2005                           By:     /s/ Derrick Nicholson
                                                     -------------------------
                                                 Name:   Derrick Nicholson
                                                 Title:  Chief Financial Officer